

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

April 6, 2011

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

> **Re: General Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-00035**

Dear Mr. Sherin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7 – Management's Discussion and Analysis, page 27

Postretirement benefit plans, page 30

1. We note that you discuss the non-GAAP measure "operating pension costs" in this section. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K relating to the presentation of non-GAAP measures in determining that the disclosures required by that Item were not required for this measure, including the reconciliation of the non-GAAP measure to its most directly comparable GAAP measure, the disclosure of the reasons why management believes the presentation provides useful information to investors and the additional purposes for which your management uses the non-GAAP

measure. Alternatively, please revise future filings to include the disclosures required by Item 10(e) for the operating pension costs non-GAAP measure and provide us with a copy of your proposed disclosure.

Financing Receivables, page 51

2. We see the discussion in note (f) on page 53 that 24% of your secured Consumer non-U.S. residential mortgage portfolio includes loans with introductory below market rates that are scheduled to adjust at future dates. These financial receivables permit interest-only payments or have terms that resulted in negative amortization.

    *   Please separately quantify for us the portion of nonearning receivables and, if available, the allocated allowance for losses associated to this group of financial receivables as of December 31, 2009 and 2010.
    *   Tell us the amount of gross charge-offs you recorded for this portion of the non-U.S. residential mortgage portfolio during the fiscal years ended December 31, 2009 and 2010.

Impaired Loans – Debt, page 58

3. We note from your disclosure on page 59 that the primary reason for Real Estate specific reserves not increasing proportionately to the increase in impaired Real Estate loans at December 31, 2010 was primarily due to an increase in TDRs that are expected to be fully recoverable based on the value of the underlying collateral and are performing in accordance with their modified terms. Having noted on page 60 that your TDRs relating to Real Estate increased to $4.9 billion at December 31, 2010 from $1.1 billion at December 31, 2009, or $3.8 billion, and having noted on page 59 that impaired Real Estate loans expected to be fully recoverable increased to $3.0 billion at December 31, 2010 from $1.3 billion at January 1, 2010 , or $1.7 billion, it would appear that a large portion of the TDRs relating to Real Estate required a specific reserve at the 2010 year-end.

    *   Tell us the other factors that resulted in Real Estate specific reserves not increasing proportionately to the increase in impaired Real Estate loans at December 31, 2010.
    *   Discuss the reasons for the significant increase during 2010 in TDRs relating to Real Estate and impaired Real Estate loans expected to be fully recoverable and explain to us why specific reserves were not required for these loans under US GAAP as of December 31, 2010.
    *   Explain to us the underlying contributing factors and circumstances that resulted in TDRs at December 31, 2010 having higher underlying collateral values as compared to the underlying collateral values associated with the TDR population at December 31, 2009.

Item 8 – Financial Statements and Supplementary Data, page 86

Note 8. Goodwill and Other Intangible Assets, page 128

4.   We note the disclosure here and on page 113 related to the sale of BAC Credomatic
        during the fourth quarter of 2010. We see that prior to completing the sale; you acquired
        the remaining 25% interest in BAC and as a result of the sale, recorded a gain of $780
        million within discontinued operations. Please describe for us in appropriate
        chronological detail, your accounting for the acquisition of the remaining interests in
        BAC beginning on June 25, 2009 which increased your ownership from 49.9% to 75%,
        through the acquisition of the remaining 25% interest in the fourth quarter of 2010 along
        with a reconciliation of the final $780 million gain recorded. Please refer to the
        appropriate authoritative literature which supports your conclusions.

Note 13. All Other Liabilities, page 147

5.   We note your disclosures in the last paragraph of this note that states that "Uncertainties
        about the status of laws, regulations, technology and information related to individual
        sites make it difficult to develop a meaningful estimate of the reasonably possible
        aggregate environmental remediation exposure; these costs could differ from our current
        estimates." As noted in paragraphs 3 and 4 of ASC 450-20-50 where an exposure of loss
        exists in excess of the amount accrued, you are required to disclose either (i) the possible
        loss or range of loss in excess of the amount accrued; or (ii) a statement that an estimate
        of the loss cannot be made. Please revise this note in future filings to provide the
        required disclosure.

6.   We note your discussions in the Legal Proceedings section on page 21 regarding the
        various legal and litigation matters. However, we note that you did not provide
        disclosures related to these matters in the notes to your financial statements. Please tell
        us how you considered the guidance in ASC 450 (formerly SFAS 5) in determining that
        disclosure as it relates to these legal and litigation matters were not required.

Investments in Unconsolidated Variable Interest Entities, page 184

7.   We note your discussion of your deconsolidation of Penske Truck Leasing Co., L.P.
        ("PTL") in the first quarter of 2009 which you attribute in part to your resulting minority
        position on the PTL advisory committee and related changes in contractual rights. To
        help us better understand your role in PTL before and after the sale of the 1% interest in
        PTL as well as your conclusions that at December 31, 2010 you were not required to
        consolidate PTL, please refer to ASC 810-10-25-38A and ASC 810-10-25-44, and
        provide the following:

        •   Describe to us the structure of PTL.
        •   List each activity that impacts PTL's economic performance.

- For each activity, provide us with the party (e.g. the sole general partner, a simple majority of the members in the Advisory Committee, a super majority of the members in the Advisory Committee, GECC or PTLC) that has the power to direct that activity.
- For each activity, provide us with your assessment as to which ones most significantly impact PTL's economic performance.
- Provide us with the party that has the power to authorize capital expenditures. If there are different parties for different tranches of capital spending authorization, please list those parties out separately by tranche.
- Provide us with the party that has the power to authorize or incur indebtedness for borrowed money on PTL's behalf. If there are different parties for different tranches of debt authorization, please list those parties out separately by tranche.
- Describe in detail the protective rights you retain as an equity or debt investor.
- Describe the process under which you do have the ability to remove the parties currently making the decisions that most significantly impact the economic performance of PTL.
- Highlight for us, in your response to each bullet above, any changes that occurred between the end of the first quarter of fiscal 2009 and December 31, 2010.
- Tell us how you considered the above information in your accounting analysis when concluding that you are not the primary beneficiary, and you do not have the power to direct the activities that most significantly impact the economic performance of PTL and you have no obligations to absorb losses or rights to receive benefits that could potentially be significant to PTL.

8.   We note on page 184 that GECC continues to provide loans under long-term revolving credit and letter of credit facilities to PTL. In addition, on page 47 of your Definitive Proxy Statement filed March 14, 2011, you say that GE Capital and its subsidiaries provide funding to PTL under terms and conditions which are the same as or no less favorable than those extended to GE Capital's wholly owned operating subsidiaries.

- Describe to us the terms of your long-term revolving credit and letter of credit facilities to PTL.
- Tell us how the terms and conditions of GE Capital's funding agreements with PTL differ from those provided to unrelated third party customers.
- Describe and quantify for us the amount of each of your investments in Penske held entities (e.g. PTLC, Penske Corporation, and Penske Automotive Group), Roger Penske, or other entities related to Penske held businesses or Roger Penske as of December 31, 2010. Similarly, quantify your transactions with Penske held entities during 2010.

- Tell us how you considered the amounts and terms of the loans and guarantees provided by GE Capital to PTL as well as your investments in and transactions with Penske held entities in the analysis on which you based your conclusions that you are no longer the primary beneficiary and you are not required to consolidate PTL. Specifically explain how you considered ASC 810-10-25-38G and 810-10-25-44 in your assessment.

9.   Please revise future filings to include all the disclosure outlined in ASC 810-10-50-4 for your unconsolidated investment in PTL and provide us with your proposed disclosure. In addition, with a view towards your future disclosure address the following:

- Tell us your maximum exposure to loss as a result of this investment in PTL, how that maximum exposure was determined, and the significant sources of your exposure to PTL.
- Compare the carrying amounts of assets and liabilities related to PTL to your maximum exposure to loss, providing us with both qualitative and quantitative information to allow us to understand the differences between the two amounts.
- Describe any liquidity arrangement, guarantees, or other commitments by third parties that may affect the fair value or the risk of your variable interest in PTL.

Part III, page 194

Item 11. Executive Compensation, page 194

10.   We refer to your disclosure under the caption "Compensation Discussion and Analysis" starting on page 21 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the actual dollar amount of the bonus, and the number of shares underlying the equity grants, awarded to each named executive officer for 2010 was determined. In your future filings, as applicable, please include substantive insight and analysis as to how your compensation committee made its bonus and stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the compensation committee determined the actual dollar amount to award each named executive officer as a bonus and the number of shares underlying the equity grant that was awarded to each named executive officer and how and why those awards varied among the named executive officers.

Form 8-K filed January 31, 2011

11.   We see that on January 28, 2011, you closed the transaction transferring control of NBC Universal, Inc. to Comcast Corporation. Based on the disclosures provided on page 38 of your Form 10-K, it appears the disposition of NBC Universal may meet the significance tests described in Instruction 4 to Item 2.01 of Form 8-K and Rule 1-02(w) of Regulation S-X for a significant disposition. Please provide us the calculations that support your conclusion that pro forma financial information as prescribed by Item 9.01(b) of Form 8-K was not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3412 if you have questions on other comments.

Sincerely,

Amanda Ravitz
Assistant Director